Exhibit 99.11

GLJ	Petroleum Consultants	Principal Officers: Keith M. Braaten, P. Eng.
President & CEO
Jodi L. Anhorn, P. Eng.
Executive Vice President & COO

Officers / Vice Presidents:
Terry L. Aarsby, P. Eng.
Caralyn P. Bennett, P. Eng.
Leonard L. Herchen, P. Eng.
Myron J. Hladyshevsky, P. Eng.
Bryan M. Joa, P. Eng.
Mark Jobin, P. Geol.
John E. Keith, P. Eng.
John H. Stilling, P. Eng.
Douglas R. Sutton, P. Eng.
James H. Willmon, P. Eng.

Encana Corporation

1800, 855-2nd Street SW

Calgary, Alberta T2P 2S5

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

We hereby consent to the use and reference to our name and reports evaluating a portion of Encana Corporation’s petroleum and natural gas reserves as of December 31, 2012, and the information derived from our reports, as described or incorporated by reference in: (i) Encana Corporation’s Annual Report on Form 40-F for the year ended December 31, 2012, (ii) Encana Corporation’s Registration Statement on Form F-3 (File No. 333-150453), (iii) Encana Corporation’s Registration Statements on Form S-8 (File Nos. 333-124218, 333-85598 and 333-140856); and (iv) Encana Corporation’s Registration Statement on Form F-10 (File No. 333-181196), filed with the United States Securities and Exchange Commission.

Yours truly,

GLJ PETROLEUM CONSULTANTS LTD.

“ORIGINALLY SIGNED BY”

Keith M. Braaten, P. Eng.
President & CEO

Calgary, Alberta

February 21, 2013

4100, 400 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4H2 • (403) 266-9500 • Fax (403) 262-1855 • GLJPC.com